

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2018

Peter Miller
Chief Executive Officer
OptiNose, Inc.
1020 Stony Hill Road, Suite 300
Yardley, PA 19067

      Re: OptiNose, Inc.
           Draft Registration Statement on Form S-1
           Submitted May 24, 2018
           CIK No. 0001494650

Dear Mr. Miller:

      This is to advise you that we do not intend to review your registration statement.

      We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dorrie Yale at 202-551-8776 with any questions.

                        Division of Corporation Finance
                        Office of Healthcare & Insurance

cc: Steven Abrams